FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 6, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

brasilagro

Release de Resultados 4T23 | 2023

Videoconferência de Resultados

06 de setembro de 2023

10h (horário de Brasília)
09h (horário de NY)

Português
(com tradução simultânea para inglês)

Clique aqui para participar



EARNINGS RELEASE

São Paulo, September 5, 2023 - BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the **year and quarter ended June 30, 2023 ("4Q23" and "2023")**. The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

Period Highlights

(R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Revenues from Operations	257.658	350.737	-27%	903.372	1.168.137	-23%
Revenues from Farm Sales	415.855	-	n.a.	445.429	316.174	41%
Net Sales Revenue	**673.513**	**350.737**	**92%**	**1.348.801**	**1.484.311**	**-9%**
Variation in the fair value of biological assets	(41.937)	69.327	n.a.	30.530	498.942	-94%
Net Revenue[1]	**631.576**	**420.064**	**50%**	**1.379.331**	**1.983.253**	**-30%**
Adjusted EBITDA from Operations	**36.717**	**66.903**	**-45%**	**187.664**	**437.602**	**-57%**
Adjusted EBITDA Margin from Operations (%)	*14%*	*19%*	-5 p.p.	*21%*	*37%*	-17 p.p.
Adjusted EBITDA[2]	**365.283**	**66.903**	**n.a.**	**533.729**	**689.136**	**-23%**
Adjusted EBITDA Margin (%)	*58%*	*16%*	42 p.p.	*39%*	*35%*	4 p.p.
Net Income from Operations	**(85.857)**	**31.112**	**n.a.**	**(77.529)**	**268.566**	**n.a.**
Net Operating Margin (%)	*-33%*	*9%*	-42 p.p.	*-9%*	*23%*	-32 p.p.
Net Income	**242.708**	**31.112**	**n.a.**	**268.536**	**520.100**	**-48%**
Net Income Margin (%)	*38%*	*7%*	31 p.p.	*19%*	*26%*	-7 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Farm Sale	TOTAL	Moroti	Rio do Meio	Araucária - S1	Araucária - S2	Jatobá
Total Area (ha)	**12.753**	863	1.965	332	5.185	4.408
Arable Area (ha)	**9.134**	498	1.423	215	3.796	3.202
Nominal Sale Value[1]	**R$610 MM**	R$7,8 MM	291 soybean bag/ha	297 soybean bag/ha	790 soybean bag/ha	298 soybean bag/ha
Acquisition Value + CAPEX	**R$98 MM**	R$4,4 MM	R$17,8 MM	R$1,9 MM	R$59,0 MM	R$15,1 MM
IRR - R$	**Between 13,6% e 52,4%**	42,2%	52,4%	13,6%	14,5%	16,0%
Revenue From Farm Sale	**R$445 MM**	R$8 MM	R$35 MM	R$6 MM	R$307 MM	R$89 MM

[1] Considers values announced on the date of the Material Fact.
See the ""Sales of Farms"" section of this release for accounting details.

Quantity Sold (Ton)	2023	2022	Chg. (%)
Total	**1.967.162**	**2.364.141**	**-17%**
Soybean	180.088	236.127	-24%
Corn	132.610	116.091	14%
Beans	3.114	3.953	-21%
Feather Cotton	3.377	2.075	91%
Seed Cotton	3.541	2.502	18%
Sugarcane	1.640.394	1.997.307	-18%
Cattle Raising	2.994	3.228	-7%
Others	1.045	2.857	-63%

Net Revenue (R$ thousand)	2023	2022	Chg. (%)
Total	**903.372**	**1.168.137**	**-23%**
Soybean	419.218	600.075	-30%
Corn	147.317	108.692	36%
Beans	12.483	11.083	13%
Feather Cotton	33.750	21.692	56%
Seed Cotton	4.446	3.550	25%
Sugarcane	244.830	378.919	-35%
Cattle Raising	24.807	31.507	-21%
Leasing	14.893	6.450	n.a.
Others	1.629	6.167	-74%

Estimates for 2023/2024 Harvest Year

Planted Area (ha)	23/24 Harvest estimated	22/23 Harvest realized	Chg. (%)
Soybean	74.996	65.772	14%
Corn	8.911	8.216	8%
Corn - 2nd Crop	17.712	12.078	47%
Beans	4.692	1.799	n.a.
Beans - 2nd Crop	1.889	1.658	14%
Cotton	3.584	5.104	-30%
Cotton - 2nd Crop	3.490	2.038	71%
Ratoon Cane	22.856	25.093	-9%
Plant Cane	2.902	2.492	16%
Pasture	15.374	16.080	-4%
Others	29.284	28.443	3%
Total	**185.691**	**168.774**	**10%**

Production per product (tons)	23/24 Harvest estimated	22/23 Harvest realized	Chg. (%)
Soybean	248.471	204.606	21%
Corn	60.853	53.700	13%
Corn - 2nd Crop	102.566	69.628	47%
Beans	5.631	2.057	n.a.
Beans - 2nd Crop	2.221	1.957	13%
Cotton	13.546	13.345	2%
Cotton - 2nd Crop	12.740	8.795	45%
Total	**446.028**	**354.088**	**26%**

Sugarcane Harvest Year Result	2023 Harvest Estimated (Apr/01 to Dec/31)	2022 Harvest Realized (Apr/01 to Dec/31)	Var. (%)
Toneladas colhidas	2.121.691	1.941.421	9%
Hectares colhidos	25.178	24.857	1%
TCH - Toneladas colhidas por	84,27	78,10	8%

Cattle Raising	23/24 Harvest estimated	22/23 Harvest realized	Chg. (%)
Hectares	15.374	16.080	-4%
Number of heads	20.164	21.652	-7%
Meat production (kg)	2.918.317	2.572.377	13%
Weight Gain per Day	0,56	0,61	-9%
Weight Gain per hectare	190	160	19%

23/24 Breakdown Production Cost (%)	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**79%**	**78%**	**89%**	**88%**	**92%**	**64%**	**50%**
Seeds	15%	18%	22%	1%	14%	0%	0%
Fertilizers	25%	31%	31%	13%	25%	10%	0%
Defensives	16%	13%	9%	30%	27%	6%	0%
Agricultural services	20%	14%	22%	25%	23%	40%	0%
Fuels and Lubricants	2%	3%	4%	5%	0%	9%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	35%
Others	1%	0%	1%	14%	3%	0%	7%
Fixed costs	**21%**	**22%**	**11%**	**12%**	**8%**	**36%**	**50%**
Labor	5%	4%	3%	6%	3%	3%	30%
Depreciation and amortization	3%	2%	2%	3%	3%	11%	13%
IFRS 16	12%	15%	5%	2%	1%	16%	0%
Others	1%	1%	1%	1%	1%	5%	8%

Production Cost (R$/ha)	23/24 Harvest estimated	22/23 Harvest realized	Var.
Soybean[1]	4.956	5.753	-14%
Corn[1]	4.918	5.771	-15%
Corn 2nd Crop	3.312	4.267	-22%
Beans	2.835	3.713	-24%
Beans 2nd Crop	1.943	2.706	-28%
Cotton	8.258	9.169	-10%
Cotton 2nd Crop + Pivot	10.399	14.154	-27%
Sugargane	10.113	10.065	0%
Others [2]	1.494	768	95%

[1] includes area opening amortization

[2]Other considers: Quinoa and SesameOutros considera: Quinoa e Gergelim

Note that the estimates are hypothetical and do not constitute a guarantee of performance. To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form.

Operational Schedule


1Q
2Q
3Q
4Q
1Q
2Q
Jul Ago Set Out Nov Dez Jan Fev Mar Abr Mai Jun Jul Ago Set Out Nov Dez
Soybean
Corn
Corn 2nd Crop
Beans
Beans 2nd Crop
Cotton
Cotton 2nd Crop
Sugarcane
Planting
Crop

brasilagro

MESSAGE FROM MANAGEMENT

The 2022/2023 crop year was marked by a drop in commodity prices, a weaker Brazilian real and adverse weather events that affected the yelds of grains and cotton in some regions, not to mention high production costs, reflecting the increase in fertilizer, seed and fuel prices.

This combination of factors affected the results of agricultural operations, which delivered healthy margins that came in line with historical margins, but significantly lower than margins in the previous crop year when we posted record operating results.

On the other hand, our real estate activities delivered strong results, thanks to the sale of 9,134 arable hectares for a total nominal value of R$610 million, and a gain of R$346.1 million, which positively impacted the Company's consolidated results.

These results increasingly underscore the importance of our business model, which combines real estate and operational returns, and our strategy of diversifying our portfolio across regions and crops.

We ended the 2022/2023 crop year with Net Income of R$268.5 million and Adjusted EBITDA of R$533.7 million, reflecting Net Revenue of R$1.3 billion, which includes R$445.4 million from the sale of farms and R$903.4 million from the sale of agricultural products.

Management proposes dividend payment of R$320.0 million (R$3.24 per share), which will be submitted for approval at the Shareholders Meeting to be held on October 24, 2023.

Despite the challenges, we demonstrated our capacity to create value based on clear strategies executed in a disciplined manner.

However, our value creation goes beyond our financial results. We have been developing and implementing diverse sustainability initiatives that contribute to the transformation of both society and the environment.

Apart from the impact caused by the BrasilAgro Institute on the lives of thousands of people, we seek to create positive impacts and a sustainable agricultural chain. All our initiatives are detailed in our sustainability report and on the BrasilAgro Institute website.

The next crop year will bring several challenges on the commercial front, with volatile commodity prices and logistics costs, and weather adversities, with the onset of El Niño. Even in such a scenario, we believe in our capacity to create value and deliver results consistently by focusing on production margins and real estate transactions.

Property Portfolio

The Company's property portfolio comprises 273,486 hectares across five Brazilian states, as well as Paraguay and Bolivia.

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leased	Owned	Leased
Brazil	**144.732**	**59.092**	**98.217**	**59.092**
Bahia	86.241	-	61.142	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	30.623	6.188	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**58.722**	**-**	**33.555**	**-**
Total	**213.329**	**60.157**	**139.697**	**60.157**
Total (Owned + Leased)	**273.486**		**199.854**	

The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

	22/23	Participation (%)	23/24	Participation (%)
Owned	217.737	78%	213.329	78%
Leased	60.157	22%	60.157	22%
Total Area	**277.894**	**100%**	**273.486**	**100%**
Owned	142.899	70%	139.697	70%
Leased	60.157	30%	60.157	30%
Total Area	**203.056**	**100%**	**199.854**	**100%**

During the 2022/2023 crop year, we transformed another 10,000 hectares, representing average growth of 22% in portfolio transformation, which is the main value driver of our properties.

The chart shows the evolution of the portfolio's level of development since the beginning of operations.



6%
94%
11%
42%
47%
27%
31%
42%
42%
24%
34%
47%
25%
28%
41%
36%
23%
06/07
11/12
16/07
20/21
21/22
23/24
undeveloped
under development
developed

Market Value of Portfolio

We update the internal appraisal value of our farms annually and, on June 30, 2023, the appraisal of our portfolio was R$3.1 billion.

To estimate the market value, we consider for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural suitability and potential.

The appraisal of the Company's portfolio as assessed by Deloitte Touche Tohmatsu, the consulting firm engaged to assess the market value of our properties as on June 30, 2023 was R$3.6 billion. The asset valuation methodology used by Deloitte is supported by the latest ABNT standards and guidelines.

On the bases of Deloitte assessment, the current value of the average arable hectare of the Company's own areas is R$25.465,43 (CAGR of 18% in the last five years).

Historical Evolution of the Portfolio


25,465
22,948
12,697
11,488
1.3
1.5
1.5
1.6
1.9
3.3
3.4
3.3
3.1
3.6
17/18
18/19
19/20
20/21
21/22
22/23
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha (internal)
R$/ha (Deloitte)

The market value of properties considered while calculating the net asset value is as of June 30, 2023.

(R$ thousand)	June 30, 2023	
	Book	NAV
BrasilAgro's Equity	**2.197.142**	**2.197.142**
Properties appraisal[1]		2.867.834
(-) Balance Sheet - Land Value (Investment Properties)		(1.252.712)
NAV - Net Asset Value	**2.197.142**	**3.812.264**
Number of Shares Outstanding	102.377	102.377
NAV per share	**21,46**	**37,24**

(1) Internal Market Value, considers 6.73% sales tax

Note that the value of the properties in the internal appraisal is given in soybean bags and the average price used in the appraisal was R$111.52 per bag.

OPERATING PERFORMANCE

Planted Area

The table below shows the planted area in the 2022/2023 crop year by region.

Crop	BA	GO	MA	MT	PI	Brasil	Bolivia	Paraguay	Total
Ratoon Cane	-	1.854	15.300	5.585	-	22.739	2.354	-	**25.093**
Plant Cane	-	-	1.340	652	-	1.992	500	-	**2.492**
Soybean	17.607	2.057	5.553	16.999	12.826	55.043	7.249	3.481	**65.772**
Corn	0	-	1.785	289	3.347	5.421	460	2.335	**8.216**
Corn 2nd Crop	-	710	1.020	10.055	292	12.078	-	-	**12.078**
Bean	1.799	-	-	-	-	1.799	-	-	**1.799**
Bean 2nd Crop	527	-	-	1.131	0	1.658	-	-	**1.658**
Pasture	10.338	-	-	2.925	0	13.263	-	2.817	**16.080**
Cotton	2.895	-	-	-	-	2.895	-	2.210	**5.104**
Cotton 2nd Crop	860	-	-	1.178	-	2.038	-	-	**2.038**
Others	20.245	-	-	1.054	581	21.880	1.509	5.054	**28.443**
Total	**54.272**	**4.622**	**24.998**	**39.869**	**17.046**	**140.807**	**12.072**	**15.895**	**168.774**


Production Area by Product
17%
4%
10%
39%
16%
2%
12%
168.774
hectares
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton
Other
Production Area by Property
37%
53%
10%
168.774
hectares
Operated by BrasilAgro
Leased to third parties
Leased area

Status of the Operation

Grains and Cotton

Production per product (tons)	22/23 Harvest Estimated	22/23 Harvest Realized	Change (%)
Soybean	218.609	204.606	-6%
Corn	54.637	53.700	-2%
Corn - 2nd Crop	81.454	69.628	-15%
Beans	2.817	2.057	-27%
Beans - 2nd Crop	-	1.957	n.a.
Cotton	18.403	13.345	-27%
Cotton - 2nd Crop	13.034	8.795	n.a.
Total	**388.954**	**354.088**	**-9%**

Grain and cotton production was 9% lower than estimates due to weather conditions, which affected the production cycle.

Bahia was the worst affected region, where soybean and cotton productivity fell 23% and 14%, respectively, due to an extremely dry summer season that adversely affected crop yield at the farms across the region.

On the other hand, second crop corn delivered record yield, with average productivity above 130 bags/hectare in an wich accounts for 20% of the total production.

YIELD

Soybean

Soy Productivity (Kg/ha)	Harvest 21/22 Realized (A)	Harvest 22/23 Estimated (B)	Harvest 22/23 Realized (C)	Change (%) C/A	Change (%) C/B
Brazil	3.431	3.390	3.224	-6%	-5%
Paraguay	973	2.450	3.008	n.a.	23%
Bolivia	2.625	2.523	2.367	-10%	-6%

Soybean Productivity by level of development (Kg/ha)	21/22	22/23	Δ %
New Area - 1st and 2nd year	2.084	2.143	3%
Under Development Area - 3rd and 4th year	2.790	2.327	-17%
Developed Area - Above 4th year	3.583	3.375	-6%

Corn

Corn Productivity (Kg/ha)	Harvest 21/22 Realized (A)	Harvest 22/23 Estimated (B)	Harvest 22/23 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	6.500	7.762	8.219	26%	6%
2nd Crop - Brazil	5.869	6.109	5.903	1%	-3%
Crop - Paraguay	1.355	4.300	3.481	n.a.	-19%
Crop - Bolivia	3.766	5.299	1.829	-51%	-65%

Beans

Beans Productivity (Kg/ha)	Harvest 21/22 Realized (A)	Harvest 22/23 Estimated (B)	Harvest 22/23 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	954	1.080	1.143	20%	6%
2nd Crop - Brazil	1.145	690	1.180	3%	71%

Cotton

Feather Cotton Productivity (Kg/ha)	Harvest 21/22 Realized (A)	Harvest 22/23 Estimated (B)	Harvest 22/23 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	840	1.775	1.252	49%	-29%
2nd Crop - Brazil	975	1.763	1.565	61%	-11%
Crop - Paraguay	525	759	780	49%	3%

Seed Cotton Productivity (Kg/ha)	Harvest 21/22 Realized (A)	Harvest 22/23 Estimated (B)	Harvest 22/23 Realized (C)	Change (%) C/A	Change (%) C/B
Crop - Brazil	1.091	2.307	1.628	49%	-29%
2nd Crop - Brazil	1.267	2.291	2.035	61%	-11%
Crop - Paraguay	827	1.196	1.230	49%	3%

Sugarcane

Sugarcane Harvest Year Result	2022 Harvest Realized (Apr/01 to Dec/31)	2023 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2023 Harvest Realized (Apr/01 to Jun/30)	Change (%)
Tons harvested	1.941.421	2.121.691	9%	530.061	-75%
Hectares harvested	24.857	25.178	1%	5.897	-77%
TCH - Harvest tons per hectares	78,10	84,27	8%	89,88	7%

In April, we began to harvest the new sugarcane crop. Until June 30, 2023, we had harvested 530,1 tons, registering 89.88 tons of cane per hectare (TCH).

Cattle Raising

Cattle Raising	22/23 Harvest Estimated	22/23 Harvest Realized	Change (%)
Hectares	16.025	16.080	0%
Number of heads	20.577	21.652	5%
Meat production (kg)	2.791.213	2.572.377	-8%
Weight Gain per Day	0,61	0,61	0%
Weight Gain per hectare	174	160	-8%

Cattle raising is a transitory activity for the Company, aimed at land transformation. We have an inventory of 21,6 thousand head of cattle over 16,080 hectares of active pasture in Brazil and Paraguay.

The reduction in meat production and weight gain per hectare is mainly due to the loss of quality and death of pastures in Bahia on account of drought, which reduced the herd's production potential.

PRODUCTION COST

22/23 Breakdown Production Cost (%)	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**79%**	**75%**	**90%**	**88%**	**92%**	**76%**	**53%**
Seeds	9%	13%	16%	1%	11%	0%	0%
Fertilizers	32%	36%	41%	24%	38%	15%	0%
Defensives	17%	11%	10%	26%	23%	7%	0%
Agricultural services	15%	12%	18%	21%	13%	46%	0%
Fuels and Lubricants	3%	3%	4%	5%	3%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	12%
Animal Feed	0%	0%	0%	0%	0%	0%	36%
Others	1%	0%	0%	11%	3%	0%	6%
Fixed costs	**21%**	**25%**	**10%**	**12%**	**8%**	**24%**	**47%**
Labor	5%	4%	3%	6%	3%	2%	27%
Depreciation and amortization	3%	2%	2%	3%	3%	8%	13%
IFRS 16	12%	18%	5%	2%	1%	13%	0%
Others	1%	1%	1%	1%	1%	0%	6%

Production Cost (R$ / ha)	22/23 Harvest Estimated	22/23 Harvest Realized	Change (%)
Soybean(1)	4.920	5.753	17%
Corn(1)	4.854	5.771	19%
Corn 2nd Crop	4.512	4.267	-5%
Beans	3.058	3.713	21%
Beans 2nd Crop	-	2.706	n.a.
Cotton	9.487	9.169	-3%
Cotton 2nd Crop	13.210	14.154	7%
Sugarcane	7.759	10.065	30%
Others (2)	594	768	29%

(1) includes area opening amortization

(2) Others: sesame and quinoa

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

EBITDA (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Net Income	**242.708**	**31.112**	**n.a.**	**268.536**	**520.100**	**-48%**
Interest	(7.951)	(10.473)	-24%	(5.886)	52.860	n.a.
Taxes	(9.602)	(9.186)	5%	13.173	117.217	-89%
Depreciations and amortizations	26.389	(19.656)	n.a.	88.491	82.614	7%
EBITDA	**251.544**	**(8.203)**	**n.a.**	**364.314**	**772.791**	**-53%**

Adjusted EBITDA (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Net Income	**242.708**	**31.112**	**n.a.**	**268.536**	**520.100**	**-48%**
Interest	(7.951)	(10.473)	-24%	(5.886)	52.860	n.a.
Taxes	(9.602)	(9.186)	5%	13.173	117.217	-89%
Depreciations and Amortizations	26.389	(19.656)	n.a.	88.491	82.614	7%
Equity pick-up	70	(2)	n.a.	70	31	n.a.
Other operating income/expenses, net	(1.907)	6.692	n.a.	(6.232)	2.883	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	52.868	(69.888)	n.a.	(30.530)	(549.764)	-94%
Accomplish Fair Value - Biological Asset	21.066	143.471	-85%	144.458	508.496	-72%
Derivatives Results	41.641	(5.167)	n.a.	61.650	(45.301)	n.a.
Adjusted EBITDA	**365.283**	**66.903**	**n.a.**	**533.729**	**689.136**	**-23%**

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Net Income	**242.708**	**31.112**	**n.a.**	**268.536**	**520.100**	**-48%**
Interest	(7.951)	(10.473)	-24%	(5.886)	52.860	n.a.
Taxes	(9.602)	(9.186)	5%	13.173	117.217	-89%
Depreciations and amortizations	26.389	(19.656)	n.a.	88.491	82.614	7%
EBITDA	**251.544**	**(8.203)**	**n.a.**	**364.314**	**772.791**	**-53%**

Adjusted EBITDA (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Net Income	**242.708**	**31.112**	**n.a.**	**268.536**	**520.100**	**-48%**
Interest	(7.951)	(10.473)	-24%	(5.886)	52.860	n.a.
Taxes	(9.602)	(9.186)	5%	13.173	117.217	-89%
Depreciations and Amortizations	26.389	(19.656)	n.a.	88.491	82.614	7%
Equity pick-up	70	(2)	n.a.	70	31	n.a.
Other operating income/expenses, net	(1.907)	6.692	n.a.	(6.232)	2.883	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	52.868	(69.888)	n.a.	(30.530)	(549.764)	-94%
Accomplish Fair Value - Biological Asset	21.066	143.471	-85%	144.458	508.496	-72%
Derivatives Results	41.641	(5.167)	n.a.	61.650	(45.301)	n.a.
Adjusted EBITDA	**365.283**	**66.903**	**n.a.**	**533.729**	**689.136**	**-23%**

In 2023, Adjusted EBITDA came to R$187.7 million, down 57% from 2022, caused by a reduction in billed volume combined with lower commodity prices and higher costs.

Note that, in 2022, EBITDA from the Company's operations was a record, reflecting the increase in margins, which outperformed the historical average.

Statement of Income

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Total	**673.513**	**350.737**	**92%**	**1.348.801**	**1.484.311**	**-9%**
Real Estate	415.855	-	n.a.	445.429	316.174	41%
Agricultural Products	257.658	350.737	-27%	903.372	1.168.137	-23%

SALE OF FARM

Farm Sales (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Nominal Value of Sale	512.595	-	n.a.	544.995	461.614	18%
Present Value Adjustment	(96.951)	-	n.a.	(99.566)	(145.440)	-32%
Revenue from Farms Sale	**415.855**	-	**n.a.**	**445.429**	**316.174**	**41%**
Sales Taxes	(14.695)	-	n.a.	(14.811)	(7.973)	86%
Selling Costs	(72.595)	-	n.a.	(84.553)	(56.667)	49%
Farm Sale Gain	**328.565**	-	**n.a.**	**346.065**	**251.534**	**38%**

In 2023, gains from the sale of farms came to R$346.1 million, due to the recognition of net revenue of R$2.7 million from the sale of the Morotí Farm, R$22.2 million from the sale of the Rio do Meio Farm, R$249.5 million from

the sale of the Araucária Farm and R$71.7 million from the sale of the Jatobá Farm.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Total	**257.658**	**350.737**	**-27%**	**903.372**	**1.168.137**	**-23%**
Soybean	173.171	224.314	-23%	419.218	600.075	-30%
Corn	7.595	16.164	-53%	147.317	108.692	36%
Beans	3.232	2.249	44%	12.483	11.083	13%
Feather Cotton	4.849	1.828	n.a.	33.750	21.692	56%
Seed Cotton	-	-	n.a.	4.446	3.550	25%
Sugarcane	60.197	90.087	-33%	244.830	378.919	-35%
Cattle Raising	5.917	8.360	-29%	24.807	31.507	-21%
Leasing	1.923	3.592	-46%	14.893	6.450	n.a.
Others	775	4.141	-81%	1.629	6.167	-74%

Quantity sold (tons)	4Q23	4Q22	Change	2023	2022	Change
Total	**573.026**	**721.371**	**-21%**	**1.967.162**	**2.364.141**	**-17%**
Soybean	81.558	90.983	-10%	180.088	236.127	-24%
Corn	9.753	17.689	-45%	132.610	116.091	14%
Beans	635	941	-32%	3.114	3.953	-21%
Feather Cotton	1.099	141	n.a.	3.972	2.075	91%
Seed Cotton	(595)	-	n.a.	2.946	2.502	18%
Sugarcane	479.372	609.621	-21%	1.640.394	1.997.307	-18%
Cattle Raising	850	1.029	-17%	2.994	3.228	-7%
Others	351	969	-64%	1.045	2.857	-63%

In 2023, net revenue from operations amounted to R$903.4 million, down 23% from 2022, mainly due to:

(i) the lower prices of commodities, especially soybean;
(ii) the decrease in Total Recoverable Sugar (TRS) price from R$1.40 to R$1.16 between the years and off-season price adjustment; and
(iii) the decrease in the number of tons sold of sugarcane and soybean by 18% and 24%, respectively, in 2023 vs. 2022.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

Changes in the fair value of biological assets (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Total	**(5.160)**	**69.888**	**n.a.**	**78.237**	**549.764**	**-86%**
Soybean	5.735	(35.205)	n.a.	112.996	257.001	-56%
Corn	(6.788)	31.738	n.a.	(1.665)	52.727	n.a.
Cotton	4.468	4.942	-10%	(3.630)	6.138	n.a.
Others	(6.106)	66	n.a.	(8.735)	5.213	n.a.
Cattle Raising	(4.590)	797	n.a.	(13.825)	968	n.a.
Sugarcane	2.121	67.550	-97%	(6.903)	227.717	n.a.

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and

taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

The drop in the variation of fair value of biological assets compared to the previous crop year mainly reflects lower commodity prices and higher costs, as well as the decrease in soybean and cotton productivity at the farms in Bahia.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

Reversal of provision for agricultural products after harvest (R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Total	**(36.777)**	**(561)**	**n.a.**	**(47.708)**	**(50.822)**	**-6%**
Soybean	(26.049)	5.858	n.a.	(35.983)	(14.485)	n.a.
Corn	(10.727)	(5.017)	n.a.	(11.184)	(28.752)	-61%
Cotton	-	-	n.a.	(509)	(1.576)	-68%
Others	(2)	(1.402)	-100%	(31)	(6.009)	-99%

COST OF GOODS SOLD

(R thousand)	4Q23	4Q22	Change	2023	2022	Change
Cost of Goods Sold	**(248.621)**	**(228.644)**	**9%**	**(741.768)**	**(634.192)**	**17%**
Soybean	(154.807)	(133.101)	16%	(332.423)	(333.052)	0%
Corn	(8.621)	(14.275)	-40%	(104.532)	(60.890)	72%
Bean	(659)	(6.268)	-89%	(9.784)	(12.315)	-21%
Feather Cotton	(5.532)	(11.646)	-52%	(33.121)	(21.557)	54%
Seed Cotton	(39)	11.335	n.a.	(6.876)	6.617	n.a.
Sugarcane	(56.191)	(67.818)	-17%	(200.813)	(166.576)	21%
Cattle Raising	(7.037)	(7.809)	-10%	(25.536)	(27.948)	-9%
Leasing	(1.798)	(411)	n.a.	(6.190)	(4.536)	36%
Others	(13.937)	1.349	n.a.	(22.493)	(13.935)	61%

(R thousand)	4Q23	4Q22	Change	2023	2022	Change
Total Cost of Goods Sold	**(269.685)**	**(372.115)**	**-28%**	**(886.225)**	**(1.142.688)**	**-22%**
Soybean	(171.619)	(220.120)	-22%	(411.302)	(590.838)	-30%
Corn	(8.891)	(20.263)	-56%	(133.084)	(111.282)	20%
Bean	(659)	(5.995)	-89%	(12.168)	(17.181)	-29%
Feather Cotton	(3.589)	(896)	n.a.	(27.667)	(20.811)	33%
Seed Cotton	-	(185)	n.a.	(6.898)	(4.156)	66%
Sugarcane	(62.748)	(117.954)	-47%	(242.165)	(352.519)	-31%
Cattle Raising	(7.037)	(7.809)	-10%	(25.536)	(27.948)	-9%
Leasing	(1.798)	(411)	n.a.	(6.190)	(4.536)	36%
Others	(13.344)	1.518	n.a.	(21.215)	(13.417)	58%

In 2023, the 17% increase in costs in relation to 2022 is explained by higher unit cost, reflecting the increase in prices of fertilizers, seeds and fuel. The unit cost was also affected by lower productivity.

GROSS INCOME BY PRODUCT

Soybeans	4Q23	4Q22	Change	2023	2022	Change
Quantity sold (tons)	81.558	90.983	-10%	180.088	236.127	-24%
Net Revenue	173.171	224.314	-23%	419.218	600.075	-30%
Unit Price (R$/ton)	2.123	2.465	-14%	2.328	2.541	-8%
Total Cost	(154.807)	(133.101)	16%	(332.423)	(333.052)	0%
Cost (R$/ton)	(1.898)	(1.463)	30%	(1.846)	(1.410)	31%
Gross Unit Result (R$/ton)	225	1.003	-78%	482	1.131	-57%
% Gross Result	11%	41%	-30 p.p.	21%	44%	-24 p.p.
Total	**18.364**	**91.213**	**-80%**	**86.795**	**267.023**	**-67%**

In 2023, our gross margin came to 21%, down 24 p.p. from 2022. Note that margin in the 2022/2023 crop year is in line with the historical margins of the sector. This result reflects the 8% drop in selling prices and 31% increase in unit cost, which was affected by higher prices of fertilizers and seeds in the period, as well as lower productivity.

Corn	4Q23	4Q22	Change	2023	2022	Change
Quantity sold (tons)	9.753	17.689	-45%	132.610	116.091	14%
Net Revenue	7.595	16.164	-53%	147.317	108.692	36%
Unit Price (R$/ton)	779	914	-15%	1.111	936	19%
Total Cost	(8.621)	(14.275)	-40%	(104.532)	(60.890)	72%
Cost (R$/ton)	(884)	(807)	10%	(788)	(525)	50%
Gross Unit Result (R$/ton)	(105)	107	n.a.	323	412	-22%
% Gross Result	-14%	12%	-25 p.p.	29%	44%	-15 p.p.
Total	**(1.026)**	**1.889**	**n.a.**	**42.785**	**47.802**	**-10%**

In 2023, gross margin from corn came to 29%, down 15 p.p. from 2022, reflecting the 50% increase in unit cost, mainly driven by the production of second-crop corn last year, whose cost still comprised fertilizers at higher prices, which affected unit cost during the period and, thus, margin from corn.

Beans	4Q23	4Q22	Change	2023	2022	Change
Quantity sold (tons)	635	941	-32%	3.114	3.953	-21%
Net Revenue	3.232	2.249	44%	12.483	11.083	13%
Unit Price (R$/ton)	5.086	2.391	n.a.	4.008	2.804	43%
Total Cost	(659)	(6.268)	-89%	(9.784)	(12.315)	-21%
Cost (R$/ton)	(1.037)	(6.664)	-84%	(3.142)	(3.115)	1%
Gross Unit Result (R$/ton)	4.049	(4.273)	n.a.	867	(312)	n.a.
% Gross Result	80%	-179%	n.a.	22%	-11%	33 p.p.
Total	**2.573**	**(4.019)**	**n.a.**	**2.699**	**(1.232)**	**n.a.**

In 2023, beans delivered a strong gross margin of 22%, an increase of 33 p.p. from 2022, chiefly driven by the 43% increase in unit cost.

Cotton	4Q23	4Q22	Change	2023	2022	Change
Quantity sold (tons)	505	141	n.a.	6.918	4.577	51%
Net Revenue	4.850	1.828	n.a.	38.196	25.242	51%
Unit Price (R$/ton)	9.604	13.003	-26%	5.521	5.515	0%
Total Cost	(5.570)	(311)	n.a.	(39.997)	(14.940)	n.a.
Cost (R$/ton)	(11.031)	(2.213)	n.a.	(5.782)	(3.264)	77%
Gross Unit Result (R$/ton)	(1.427)	10.789	n.a.	(260)	2.251	n.a.
% Gross Result	-15%	83%	-98 p.p.	-5%	41%	-46 p.p.
Total	**(721)**	**1.517**	**n.a.**	**(1.801)**	**10.302**	**n.a.**

The negative result from cotton in 2023 reflects the 77% increase in unit cost, which, apart from the increase in fertilizer and seed prices, was also impacted by lower productivity.

Sugarcane	4Q23	4Q22	Change	2023	2022	Change
Quantity sold (tons)	479.372	609.621	-21%	1.640.394	1.997.307	-18%
Net Revenue	60.197	90.087	-33%	244.830	378.919	-35%
Unit Price (R$/ton)	126	148	-15%	149	190	-21%
Total Cost	(56.191)	(67.818)	-17%	(200.813)	(166.576)	21%
Cost (R$/ton)	(117)	(111)	6%	(122)	(83)	47%
Gross Unit Result (R$/ton)	8	37	-77%	27	107	-75%
% Gross Result	7%	25%	-18 p.p.	18%	56%	-38 p.p.
Total	**4.006**	**22.269**	**-82%**	**44.017**	**212.343**	**-79%**

The impact on sugarcane results, it is reflected the decrease in TRS price from R$1.40 to R$1.16, lower billed volume and higher costs (fertilizers and crop treatment). Apart from the decrease in planted area compared to the previous crop year, a fire affected production volume and, consequently, costs.

Cattle Raising	4Q23	4Q22	Change	2023	2022	Change
Quantity sold (tons)	850	1.029	-17%	2.994	3.228	-7%
Net Revenue	5.917	8.360	-29%	24.807	31.507	-21%
Unit Price (R$/ton)	6.957	8.126	-14%	8.287	9.759	-15%
Total Cost	(7.037)	(7.809)	-10%	(25.536)	(27.948)	-9%
Cost (R$/ton)	(8.275)	(7.590)	9%	(8.530)	(8.657)	-1%
Gross Unit Result (R$/ton)	(1.318)	536	n.a.	(244)	1.102	n.a.
% Gross Result	-19%	7%	-26 p.p.	-3%	11%	-14 p.p.
Total	**(1.121)**	**551**	**n.a.**	**(729)**	**3.559**	**n.a.**

Result from cattle raising was affected by lower unit price, which, despite lower costs, decreased in relation to last year.

GROSS INCOME

Total Gross Income	4Q23	4Q22	Change	2023	2022	Change
Soybeans	18.364	91.213	-80%	86.795	267.023	-67%
Corn	(1.026)	1.889	n.a.	42.785	47.802	-10%
Beans	2.573	(4.019)	n.a.	2.699	(1.232)	n.a.
Sugarcane	4.006	22.269	-82%	44.017	212.343	-79%
Cotton	(721)	1.517	n.a.	(1.801)	10.302	n.a.
Cattle raising	(1.121)	551	n.a.	(729)	3.559	n.a.
Others	(13.038)	8.672	n.a.	(12.161)	(5.854)	n.a.
Biological Assets	(63.002)	(74.145)	-15%	(113.928)	(9.553)	n.a.
Agricultural Products	**(53.965)**	**47.949**	**n.a.**	**47.677**	**524.391**	**-91%**
Gain from sale of farm	328.565	-	n.a.	346.065	251.534	38%
Total	**274.599**	**47.949**	**n.a.**	**393.742**	**775.925**	**-49%**

Gross income from the Company's operations came to R$47.7 million in 2023, affected mainly by the reduction in margins from agricultural products caused by lower commodity prices and higher production costs.

SELLING EXPENSES

(R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Selling expenses	**(13.797)**	**(17.201)**	**-20%**	**(41.008)**	**(43.578)**	**-6%**
Freight	(7.758)	(5.498)	41%	(18.813)	(15.793)	19%
Storage and Processing	(4.417)	(9.583)	-54%	(18.220)	(18.201)	0%
Fees	(34)	-	n.a.	(113)	(6.946)	-98%
Provision for doubtful accounts	(98)	(9)	n.a.	(2.193)	(20)	n.a.
Others	(1.490)	(2.112)	-29%	(1.668)	(2.618)	-36%

In 2023, we had an increase in freight and provision for doubtful accounts expenses, which was offset by a decrease in commission expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
General and Administrative Expenses	**(22.462)**	**(19.897)**	**13%**	**(65.792)**	**(55.968)**	**18%**
Depreciation and Amortization	(408)	(309)	32%	(1.128)	(1.290)	-13%
Personnel expenses	(12.328)	(14.594)	-16%	(37.446)	(36.703)	2%
ILPA expenses	(4.227)	(973)	n.a.	(8.759)	(2.554)	n.a.
Expenses with services providers	(2.882)	(1.575)	83%	(6.790)	(5.858)	16%
Leases and Rents	(112)	(18)	n.a.	(562)	(342)	64%
Taxes and fees	(709)	(537)	32%	(4.641)	(2.902)	60%
Travel expenses	(553)	(378)	46%	(1.445)	(1.131)	28%
Softwares & Signatures	(919)	(808)	14%	(2.454)	(2.123)	16%
Insurance	(28)	(215)	-87%	(779)	(809)	-4%
Others expenses	(296)	(490)	-40%	(1.788)	(2.255)	-21%

General and administrative expenses increased 18% in 2023 compared to 2022, due to:

(i) the increase in the provision for payment of the Long-term Share-based Incentive Plan (ILPA) in accordance with the achievement of the Company's long-term targets plus taxes;

(ii) the increase in expenses with services provided, mainly audit fees;

(iii) the increase in the Taxes and fees line, explained by the increase in the Cleared Land Value (VTN) of the municipalities, which is used as a parameter for Rural Land Tax (ITR).

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Other operating income/expenses	**(13.115)**	**599**	**n.a.**	**(11.049)**	**13.829**	**n.a.**
Gain/Loss on sale of fixed assets	(2.297)	1.915	n.a.	(3.605)	2.652	n.a.
Expenses with lawsuits	(1.804)	228	n.a.	(2.127)	(19)	n.a.
Indemnities	703	7.763	-91%	7.526	16.471	-54%
Agricultural losses	68	-	n.a.	(2.525)	-	n.a.
Donations from BrasilAgro Institute	(5.000)	-	n.a.	(8.500)	-	n.a.
Acquisition Comissions	(20)	(2.093)	-99%	(2.248)	(2.093)	7%
Subscription bonus	2.435	(4.743)	n.a.	6.232	(2.883)	n.a.
Impairment on investments	(4.865)	-	n.a.	(4.865)	-	n.a.
Others	(1.642)	(1.042)	58%	(937)	(299)	n.a.

Other operating income / expenses were affected by:

(i) the indemnity received in connection with the agreement with Agrifirma, which provides for the early payment of unrealized contingencies, resulting in gain for the Company;

(ii) the sugarcane losses in Bolivia (ratoon cane) caused by drought;

(iii) the transfer of donations to the BrasilAgro Institute pertaining to 2020, 2021 and 2022, which were made this fiscal year (20/21: R$3.5 million and 21/22: R$5 million).

(iv) the expenses with commissions for the most recent leased areas incorporated;

(v) the impact in the Warrants line, reflecting the variation and consequent value of the warrants issued in connection with the merger of Agrifirma and the variation in the Company's share price.Note that the warrants operate as a guarantee of the two-year lockup period (through September 2023), considering the specific characteristics of one of Agrifirma's shareholders, and do not represent a premium or advantage for any new shareholder.

Note that the warrants operate as a guarantee of the two-year lockup period (through September 2023), considering the specific characteristics of one of Agrifirma's shareholders, and do not represent a premium or advantage for any new shareholder.

(vi) Impairment of R$4.8 million on the investment in Agrofy.

FINANCIAL RESULT

(R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Total	**7.951**	**10.473**	**-24%**	**5.886**	**(52.860)**	**n.a.**
Interest (i)	(15.795)	(15.928)	-1%	(48.029)	(65.314)	-26%
Monetary variation (ii)	23	(361)	n.a.	1.675	(732)	n.a.
Exchange vartiation (ii)	4.011	4.892	-18%	3.356	2.621	28%
Present value adjustment (iii)	(33.830)	35.114	n.a.	(74.323)	14.162	n.a.
Derivative operations results (iv)	44.888	(26.901)	n.a.	82.414	(65.708)	n.a.
Other financial income / expenses (v)	8.654	13.657	-37%	40.793	62.111	-34%

The consolidated financial result is composed of: (i) interest on loans; (ii) FX variation on offshore account; (iii) the present value of receivables from the sale of a farm (based on soybean bag price) and from sugarcane leased areas; (iv) the gain/loss from hedge transactions; and (v) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The decrease in the Interest line reflects our debt profile, approximately 56% of which is pegged to inflation and which fell sharply from 11.88% in July 2021 through June 2022 to 3.16% in July 2022 through June 2023.

The restatement of fair value, in the amount of -R$74.3 million in 2023, is explained by the variation in the amount to be received from sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms (based on soybean bag price), impacted by the decline in soybean price (R$/bag), reflecting the decrease in soybean prices quoted on the Chicago Board of Trade – CBOT (USD and basis), combined with the variation in the Consecana price for the lease of the Parceria IV Farm – Agro-Serra Farm.

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively correlated to commodity prices and the U.S. dollar exchange rate.

DERIVATIVE TRANSACTIONS

HEDGE POSITION ON JUNE 30, 2023

Harvest	Soybean			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
22/23	160.853 ton	99%	14,50	USD 72.919	100%	5,47	R$ 33.385	-
23/24	54.626 ton	25%	12,91	USD 18.000	21%	5,51	R$ 1.264	R$ -3.313

Harvest	Corn			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
22/23	89.518 ton	75,00%	51,07	-	-	-	R$ 22.544	R$ -163
23/24	8.748 ton	6,00%	49,79	-	-	-	-	R$ 712

Harvest	Cotton			FX				
	Volume	% of hedge(1)	Price (USD/lb)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
22/23	6.308 ton	95,00%	87,50	USD 11.701	95,00%	5,66	-	R$ 9.487
23/24	3.000 ton	28,20%	82,50	USD 6.043	32,00%	5,79	-	R$ 314

Harvest	Ethanol			FX				
	Volume	% of hedge(1)	Preço (R$/m³)	Volume (thousand)	% of hedge	BRL/USD	Realized	Unrealized
22/23	30.930 m³	35%	3.159,00	-	-	-	R$ 6.473,00	-
23/24	5.700 m³	4%	2.800,00	-	-	-	-	R$ 1.614

Harvest	Total recoverable sugars (TRS)			FX				
	Volume	% of hedge(1)	Price (R$/kg ATR)	Volume (thousand)	% of hedge	BRL/USD	Realized	Unrealized
23/24	26.700 ton	10%	1,08	-	-	-	-	-R$ 1.602

Harvest	Farm Sale Receivables			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
2023	104.912 ton	100%	14,10	55.479	100%	5,31	R$ -16.512	-
2024	41.429 ton	40%	13,35	16140	55%	5,52	-	R$ 5.484

* Recebíveis Venda de Fazenda
(1) Percentual do volume em toneladas de soja travada.
(2) Percentual da receita esperada em USD.
(3) Percentual do volume em m³ de etanol travada.


Input Acquisition Status
Nitrogenous
3%
Potassium chloride
88%
Phosphates
85%
NPK - Formulated
37%
Defensive
76%
23/24
32%
68%
Bought
Opened

Balance Sheet

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

In accordance with the corporate legislation in force and the Bylaws of the Company, the management proposed the following distribution of net income from the fiscal year ended June 30, 2023:

R$ thousand	2023	2022
Net income	268.536	520.100
(-) Appropriation of the legal reserve (5% of net income)	(13.427)	(26.005)
Adjusted Net Income	**255.109**	**494.095**
(-) Minimum compulsory dividends - 25% of adjusted net income	(63.777)	(123.524)
(-) Proposed aditional dividends	(191.332)	(196.476)
(-) Proposed additional dividends on profit reserve	(64.891)	-
Proposed Dividends	**(320.000)**	**(320.000)**
Appropriation of reserve for investment and expansion	**-**	**174.095**
Number of shares	**102.377.008**	**102.377.008**
(-) Treasury Shares	(3.571.179)	(3.533.499)
(=) Outstanding shares	98.805.829	98.843.509
Dividends per share (R$)	**3,24**	**3,24**

The proposal will be submitted for approval by the next Annual Shareholders Meeting to be held in October 2023.

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	06/30/2023	06/30/2022	Change
Cash and Cash equivalents	**383.837**	**435.493**	**-12%**
Cash and Banks	22.293	38.492	-42%
Bank deposit certificates	228.889	303.444	-25%
Financial Bill	112.185	93.557	20%
Committed	15.980	-	n.a.
Others securities	4.490	-	n.a.
Marketable securities	**28.205**	**94.870**	**-70%**
Financial Treasury Bill	-	2.485	-100%
National Treasury Bill	27.848	92.385	-70%
Others securities	357	-	n.a.
Restricted Marketable securities	**21.580**	**19.580**	**10%**
Bank deposit certificates	16.537	14.059	18%
Securities given in guarantee	5.043	5.521	-9%
Total	**433.622**	**549.943**	**-21%**

DEBT

(R$ thousand)	06/30/2023	06/30/2022	Change
Short Term	**198.213**	**123.411**	**61%**
Long Term	**356.425**	**329.630**	**8%**
Total Indebtedness	**554.638**	**453.041**	**22%**
(+/-) Derivatives	**(61.010)**	**(24.421)**	**n.a.**
(=) Adjusted Gross Debt	493.628	428.620	15%
(-) Cash and cash equivalents	433.622	549.943	-21%
(=) Adjusted Net Debt	60.006	(121.323)	n.a.
Adjusted EBITDA for the last 12 months	**533.729**	**689.136**	**-23%**
Adjusted Net Debt / Adjusted EBITDA	**0,11x**	**(0,18x)**	**n.a.**
Adjusted Net Debt / NAV	**2%**	**-3%**	**n.a.**

The average cost of debt is 92.60% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

(R$ thousand)	06/30/2023	06/30/2022	Change
Sugarcane Sales	35.732	43.297	-17%
Grains Sales	74.220	127.875	-42%
Cattle Raising Sales	1.761	491	n.a.
Leases and Rents	8.832	11.969	-26%
Machinery Sales	2.425	2.406	1%
Farm Sales	266.601	183.342	45%
	389.571	**369.380**	**5%**
Expected losses	(3.613)	(1.778)	n.a.
Current total	**385.958**	**367.602**	**5%**
Farm Sales[1]	442.867	373.954	18%
Non-current total	**442.867**	**373.954**	**18%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORIES

(R$ thousand)	06/30/2023	06/30/2022	Change
Soybean	72.003	26.741	n.a.
Corn	38.025	40.369	-6%
Bean	5.560	6.428	-14%
Cotton	31.181	15.987	95%
Agricultural Products	**148.887**	**90.866**	**64%**
Supplies	61.260	142.668	-57%
Total	**213.684**	**289.899**	**-26%**

Biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2022	**21.168**	**67.617**
Aquisition, Birth | Aquisition Expenses	10.478	11.414
Handling Expenses	-	17.352
Sales	(8.341)	(26.439)
Deaths	(559)	(1.461)
Consumption	(41)	(35)
Exchange variation	-	(1.140)
Fair value variation	-	(13.824)
In June 30, 2023	**22.705**	**53.484**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	741.380	72.371	133.324	57.305	1.004.380
In June 30, 2022					
Acquisitions	272.154	299	6.130	110.286	388.869
Reductions	(59.400)	(5.541)	(14.018)	(3)	(78.962)
Transfers	-	2.842	54.136	(66.685)	(9.707)
(-) Depreciation/ Amortization	-	(3.673)	(17.206)	-	(20.879)
Cumulative Translation Adjustment	(24.621)	(2.164)	(4.574)	370	(30.989)
In June 30, 2023	**929.513**	**64.134**	**157.792**	**101.273**	**1.252.712**

DEPRECIATION – AREA CLEARING

(R$ thousand)	4Q23	4Q22	Chg. (%)	2023	2022	Chg. (%)
Maintenance	(5.349)	(1.453)	n.a.	(10.406)	(5.113)	n.a.
Opening	(2.100)	(1.332)	58%	(6.800)	(5.134)	32%
Total	**(7.449)**	**(2.784)**	**n.a.**	**(17.206)**	**(10.247)**	**68%**

CAPEX - PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	188	29.038	28.983	2.377	-	67.545	128.131
In June 30, 2022							
Acquisitions	311	5.401	10.725	1.283	7.386	36.495	61.601
Reductions	(11)	(1.481)	(2.094)	(64)	-	(8.487)	(12.137)
Transfers	(305)	5.927	(1.748)	-	(891)	6.724	9.707
(-) Depreciation / Amortization	(109)	(2.764)	(5.322)	(393)	-	(22.729)	(31.317)
Cumulative Translation Adjustment	-	(95)	(275)	(25)	-	(482)	(877)
In June 30, 2023	**74**	**36.026**	**30.269**	**3.178**	**6.495**	**79.066**	**155.108**

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On September 5, 2023, BrasilAgro's shares (AGRO3) were quoted at R$24,32, representing market capitalization of R$2.5 billion, while its ADRs (LND) were quoted at US$4.95.



AGRO3 x Ibovespa
(base 100 = 06/30/2022)
130
120
110
100
90
80
70
jun-22
jul-22
ago-22
set-22
out-22
nov-22
dez-22
jan-23
fev-23
mar-23
abr-23
mai-23
jun-23
AGRO3

HIGHLIGHTS - AGRO3	2023	2022
Average Daily Traded Volume (R$)	13.515.758	22.549.804
Maximum (R$ per share)	31,35	35,03
Mininum (R$ per share)	20,04	21,90
Average (R$ per share)	25,58	27,14
Closing Quote (R$ per share)	24,51	24,38
Variation in the period (%)	1%	20%

CONTACT INFORMATION

+ 55 (11) 3035 5374
ri@brasil-agro.com

Investor Relations Team



Gustavo Javier Lopez
CFO e DRI



Ana Paula Ribeiro
Head de RI



Deise Davanzo
Coordenadora de RI



Camila Stankevicius
Analista de RI

Disclaimer

The statements contained in this document related to the business prospects, projected operating and financial results and growth outlook of BrasilAgro are merely projections and, as such, are based exclusively on management's expectations for the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, as well as of the sector and international markets, and as such are subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	8.868	7.006
2	Alto Taquari Farm [1]	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37.182	26.444
4	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
5	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
6	Avarandado Farm (Partnership II) [2]	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
7	Moroti (Paraguai)	Boquerón	dec/13	Grains and Pasture	58.722	33.555
8	ETH Farm (Partnership III) [3]	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
9	Agro-Serra Farm (Partnership IV) [4]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
11	Xingu Farm (Partnership V) [5]	Região do Xingu / MT	aug/18	Grains	13.711	13.711
12	Regalito Farm (Partnership V)	Região do Xingu / MT	sep/22	Grains	5.714	5.714
13	Arrojadinho Farm [6]	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm [7]	Correntina / BA	jan/20	Grains	5.750	4.219
15	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
16	Serra Grande II Farm (Partnership VII) [8]	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	feb/21	Grains and Sugarcane	9.875	7.925
18	Unagro Farm (Partnership VII) [9]	Santa Cruz	feb/21	Grains	1.065	1.065
19	São Domingos Farm (Partnership IX) [10]	Comodoro / MT	jul/22	Grains	6.070	6.070
20	Panamby Farm	Querência, MT	sep/22	Grains	10.844	5.379
					273.486	199.854

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.


AM
PA
AC
RO
TO
MT
BA
GO
MG
MS
SP
PR
SC
RS
CE
ES
RJ
Paraguay
BrasilAgro Properties
Agricultural Partnerships

brasilagro

STATEMENT OF INCOME

(R$ thousand)	4Q23	4Q22	Change	2023	2022	Change
Revenues from Farm Sales	415.855	-	n.a.	445.429	316.174	41%
Revenues from grains	187.103	245.205	-24%	593.787	727.875	-18%
Revenues from cotton	5.705	2.289	n.a.	39.600	26.109	52%
Revenues from sugarcane	60.905	90.198	-32%	247.260	379.242	-35%
Revenues from cattle raising	6.225	8.958	-31%	26.262	32.773	-20%
Revenues from farm leasing	2.360	4.654	-49%	17.997	15.047	20%
Other revenues	1.902	5.160	-63%	5.542	9.368	-41%
Deductions from gross revenue	(6.542)	(5.727)	14%	(27.076)	(22.277)	22%
Net Sales Revenue	**673.513**	**350.737**	**92%**	**1.348.801**	**1.484.311**	**-9%**
Change in fair value of biological assets and agricultural products	(5.160)	69.888	n.a.	78.238	549.764	-86%
Impairment	(36.777)	(561)	n.a.	(47.708)	(50.822)	-6%
Net Revenue	**631.576**	**420.064**	**50%**	**1.379.331**	**1.983.253**	**-30%**
Cost of Farm Sale	(87.290)	-	n.a.	(99.364)	(64.640)	54%
Cost of agricultural products sale	(269.685)	(372.115)	-28%	(886.225)	(1.142.688)	-22%
Gross Profit	**274.599**	**47.949**	**n.a.**	**393.742**	**775.925**	**-49%**
Selling Expenses	**(13.797)**	**(17.201)**	**-20%**	**(41.008)**	**(43.578)**	**-6%**
General and Administrative Expenses	**(22.462)**	**(19.897)**	**13%**	**(65.792)**	**(55.968)**	**18%**
Depreciation and Amortization	(408)	(309)	32%	(1.128)	(1.290)	-13%
Personnel expenses	(16.556)	(15.566)	6%	(46.205)	(39.257)	18%
Expenses with services providers	(2.882)	(1.575)	83%	(6.790)	(5.858)	16%
Leases and Rents	(111)	(18)	n.a.	(562)	(342)	64%
Others expenses	(2.505)	(2.429)	3%	(11.107)	(9.221)	20%
Other operating income/expenses, net	**(13.115)**	**599**	**n.a.**	**(11.049)**	**13.829**	**n.a.**
Equity pick up	**(70)**	**2**	**n.a.**	**(70)**	**(31)**	**n.a.**
Financial result	**7.951**	**10.473**	**-24%**	**5.886**	**(52.860)**	**n.a.**
Financial income	125.684	62.971	100%	330.491	320.177	3%
Interest on Financial Investments	10.278	15.006	-32%	46.776	67.010	-30%
Interest on assets	996	1.375	-28%	3.497	2.730	28%
Monetary variations	16	-	n.a.	1.815	-	n.a.
Foreign exchange variations	7.410	13.520	-45%	44.710	31.717	41%
Income from leasings' present value adjustment	1	-	n.a.	2.887	-	n.a.
Income from receivables from farm sales' present value adjustment	24.925	33.418	-25%	36.575	65.111	-44%
Realized results with derivatives	66.692	(32.838)	n.a.	108.969	73.069	49%
Unrealized results with derivatives	15.366	32.490	-53%	85.262	80.540	6%
Financial expenses	(117.733)	(52.498)	n.a.	(324.605)	(373.037)	-13%
Interest expenses	(431)	(677)	-36%	(2.054)	(2.900)	-29%
Bank charges	(1.193)	(672)	78%	(3.929)	(1.999)	97%
Interest on liabilities	(16.791)	(17.303)	-3%	(51.526)	(68.044)	-24%
Monetary variations	7	(361)	n.a.	(140)	(732)	-81%
Foreign exchange variations	(3.399)	(8.628)	-61%	(41.354)	(29.096)	42%
Expense from leasings' present value adjustment	(5.948)	(1.895)	n.a.	(23.751)	(22.247)	7%
Expense from receivables from farm sales' present value adjustment	(52.808)	3.591	n.a.	(90.034)	(28.702)	n.a.
Realized results with derivatives	(22.352)	(89.343)	-75%	(61.045)	(153.018)	-60%
Unrealized results with derivatives	(14.818)	62.790	n.a.	(50.772)	(66.299)	-23%
Profit (loss) before income and social contribution taxes	**233.106**	**21.925**	**n.a.**	**281.709**	**637.317**	**-56%**
Income and social contribution taxes	9.602	9.186	5%	(13.173)	(117.217)	-89%
Profit (loss) for the period	**242.708**	**31.112**	**n.a.**	**268.536**	**520.100**	**-48%**
Outstanding shares at the end of the period	102.377.008	102.377.008	**0%**	102.377.008	102.377.008	**0%**
Basic earnings (loss) per share - R$	**2,3707**	**0,3039**	**n.a.**	**2,6230**	**5,0802**	**-48%**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	06/30/2023	06/30/2022	Change
Current assets			
Cash and Cash equivalents	383.837	435.493	-12%
Marketable securities	28.205	94.870	-70%
Derivative financial instruments	76.815	61.013	26%
Trade accounts receivable	430.035	442.313	-3%
Inventories	213.684	289.899	-26%
Biologial assets	216.924	264.976	-18%
	1.349.500	**1.588.564**	**-15%**
Non-current assets			
Biological assets	37.305	57.906	-36%
Marketable securities	21.580	19.580	10%
Derivative financial instruments	7.032	2.744	n.a.
Diferred taxes	30.140	4.360	n.a.
Accounts receivable and other credits	486.802	411.351	18%
Investment properties	1.252.712	1.004.380	25%
Transactions with related parties	2.157	1.839	17%
Investments	2.591	7.642	-66%
Property, plant and equipment	155.108	128.131	21%
Intangible assets	1.917	812	n.a.
Using rights	161.231	117.954	37%
	2.158.575	**1.756.699**	**23%**
Total assets	**3.508.075**	**3.345.263**	**5%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	06/30/2023	06/30/2022	Change
Current liabilities			
Trade accounts payable and other obligations	176.115	253.440	-31%
Loans, financing and debentures	198.213	123.411	61%
Labor obligations	23.405	25.652	-9%
Derivative financial instruments	22.006	34.064	-35%
Other liabilities	156.666	28.846	n.a.
Lease liabilities	55.502	18.581	n.a.
	631.907	**483.994**	**31%**
Non-current liabilities			
Trade accounts payable and other obligations	31.424	23.833	32%
Loans, financing and debentures	356.425	329.630	8%
Diferred taxes	20.654	34.925	-41%
Lease liabilities	261.831	230.570	14%
Derivative financial instruments	831	5.272	-84%
Provision for legal claims	1.292	1.117	16%
	6.569	7.472	-12%
Other liabilities	-	12.402	-100%
	679.026	**645.221**	**5%**
Total liabilities	**1.310.933**	**1.129.215**	**16%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(13.423)	(21.348)	-37%
Treasury shares	(50.807)	(49.761)	2%
Profits reserves	621.111	416.352	49%
Proposed additional dividends	-	196.476	-100%
Comprehensive Income	63.619	97.687	-35%
Total equity	**2.197.142**	**2.216.048**	**-1%**
Total liabilities and equity	**3.508.075**	**3.345.263**	**5%**

CASH FLOW

(R$ thousand)	2023	2022	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	268.536	520.100	-48%
Adjustments to reconcile net income			
Depreciation and amortization	88.491	82.614	7%
Farm Sales Gain	(306.473)	(140.658)	n.a.
Residual value of fixed and intangible assets	5.882	1.586	n.a.
Written-off in investment properties	733	6.743	-89%
Equity Pickup	70	31	n.a.
Gain unrealized results with derivatives (Net)	(34.490)	(14.241)	n.a.
Exchange rate, monetary and financial charges (Net)	22.258	18.769	19%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	47.227	(31.634)	n.a.
Share based Incentive Plan ("ILPA")	5.928	3.165	87%
Income and social contribution taxes	(40.051)	76.194	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(78.238)	(549.764)	-86%
Provision (Reversal) of impairment of agricultural products after harvest	47.708	50.822	-6%
Allowance for doubtful accounts	2.093	20	n.a.
Provisions for lawsuits	2.180	19	n.a.
	31.855	**23.766**	**34%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	44.742	(110.467)	n.a.
Inventories	1.372	(102.746)	n.a.
Biological Assets	140.483	466.490	-70%
Recoverable Taxes	(14.612)	(612)	n.a.
Derivative Transactions	(2.099)	(24.127)	-91%
Other assets	36.813	(56.409)	n.a.
Suppliers	(17.378)	3.187	n.a.
Related parties	(567)	364	n.a.
Taxes payable	14.711	17.465	-16%
Labor obligations	(2.094)	2.975	n.a.
Advance from customers	(108)	2.820	n.a.
Lease liabilities	(4.082)	(6.481)	-37%
Other obligations	25.908	(5.667)	n.a.
Payments of lawsuits	(2.005)	(347)	n.a.
Additions to investment properties	(116.997)	(61.078)	92%
Farm acquisitions	(144.747)	-	n.a.
Farm sales receipts	210.568	84.752	n.a.
Net Cash generated by (used in) operating activities	**201.762**	**233.885**	**-14%**
Income tax and social contribution paid	(46.028)	(28.707)	60%
Net cash generated by (used in) operating activities	**155.734**	**205.178**	**-24%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(60.783)	(50.843)	20%
Redemption of (investment in) marketable securities	110.962	(36.892)	n.a.
Equity and investments acquisition	4.865	(1.994)	n.a.
Net Cash generated by (used in) investment activities	**55.044**	**(89.729)**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	217.583	60.436	n.a.
Interest from Loans and Financing	(30.684)	(41.697)	-26%
Payment of loans and financing	(127.981)	(296.555)	-57%
Dividends paid	(319.975)	(459.984)	-30%
Generated (provided) net cash by financing activities	**(261.057)**	**(737.800)**	**-65%**
Increase (decrease) in cash and cash equivalents	**(50.280)**	**(622.351)**	**-92%**
FX Variation in cash and cash equivalents	**(1.376)**	**(1.263)**	**9%**
Cash and cash equivalents initial balance	435.493	1.059.107	-59%
Cash and cash equivalents final balance	383.837	435.493	-12%
	(50.280)	**(622.351)**	**-92%**